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AR 3/20/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02019967

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL
RECEIVED
MAR 04 2002
143
WASH. D.C.
PROCESSING SECTION

SEC FILE NUMBER
8-3761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HILL, THOMPSON, MAGID, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 EXCHANGE PLACE
(No. and Street)

JERSEY CITY	NEW JERSEY	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NICHOLAS PONZIO **201 434 6900**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

OATH OR AFFIRMATION

I, NICHOLAS PONZIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HILL, THOMPSON, MAGID, L.P., as of 12/31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Hill, Thompson, Magid L P

December 31, 2001
with Report of Independent Auditors

Hill, Thompson, Magid L P

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the General Partner of
Hill, Thompson, Magid L P

We have audited the accompanying statement of financial condition of Hill, Thompson, Magid L P (the "Partnership") as of December 31, 2001. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hill, Thompson, Magid L P at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

February 15, 2002

Ernst + Young LLP

Hill, Thompson, Magid L P

Statement of Financial Condition

December 31, 2001

(Dollars in thousands)

Assets	
Cash	$ 17,393
Cash segregated for reserve requirement	200
Receivables from brokers, dealers and others	2,144
Securities owned, at fair value	8,471
Securities owned, on deposit with clearing organization	2,500
Fixed assets, net of accumulated depreciation and amortization ($1,344)	1,773
Other assets	5,136
Total assets	$ 37,617
Liabilities and partners' capital	
Liabilities:	
Payables to brokers, dealers and others	$ 629
Securities sold, not yet purchased, at fair value	1,849
Accounts payable, accrued expenses and other liabilities	1,809
	4,287
Total partners' capital	33,330
Total liabilities and partners' capital	$ 37,617

See notes to statement of financial condition.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Hill, Thompson, Magid L P (the "Partnership" or Hill Thompson), an over-the-counter trading firm headquartered in New Jersey, is engaged primarily in wholesale market making in various equity securities and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Partnership transacts its business with other brokers located throughout the United States. Hill, Thompson, Magid & Co., Inc. is the general partner of the Partnership and is a wholly-owned subsidiary of The Hill Thompson Group, Ltd. (the "Parent") which is a wholly-owned subsidiary of Tucker Anthony Sutro ("TAS").

On October 31, 2001 Royal Bank of Canada ("RBC") through its wholly-owned subsidiary RBC Dain Rauscher acquired all of the outstanding stock of the Partnership's ultimate parent, TAS. As part of this transaction, the Partnership's 401(k) plan and qualified profit sharing plan were terminated. Employees are now eligible to participate in the RBC Dain Rauscher Retirement Plan.

Hill Thompson clears all proprietary securities transactions on a self-clearing basis and its customer transactions on a fully disclosed basis through BNY Clearing LLC.

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Securities

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at fair value with related changes in unrealized appreciation or depreciation reflected in partners' capital. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Partnership is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

1. Summary of Significant Accounting Policies (continued)

Securities owned and sold, not yet purchased, consist of equity securities. Securities not readily marketable include equity securities for which there is no market on a securities exchange or no independently quoted price. These securities are valued using estimated fair value as determined by management. At December 31, 2001, securities owned, on deposit with clearing organization consist of U.S. Government obligations.

Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation and amortization. Furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the life of the lease.

2. Receivables from and Payables to Brokers, Dealers and Others

Included in the receivables from and payables to brokers, dealers and others are unsettled proprietary trades, securities failed to deliver/receive, cash on deposit with the clearing broker.

The Partnership conducts business with brokers and dealers that are members of the major securities exchanges. The Partnership monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

3. Income Taxes

The Partnership files federal and applicable state partnership returns. As such no federal, state or local income taxes are provided for in the accompanying Statement of Financial Condition at December 31, 2001. The partners include their share of the Partnership's income or loss in their respective tax returns, in accordance with their K-1 percentages of 99 percent for the Limited Partner and 1 percent for the General Partner.

4. Net Capital Requirements

Hill Thompson is subject to the net capital requirements of the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Partnership had net capital of approximately $23.7 million, which was $22.7 million more than the amount required to be maintained at that date.

At December 31, 2001, the Partnership had $200,000 in cash segregated in a special reserve bank account for the exclusive benefit of customers pursuant to the reserve formula requirements of Rule 15c3-3.

5. Commitments and Contingencies

The Partnership leases office space and various types of equipment under noncancelable leases generally varying from one to eight years, with certain renewal options for like terms.

At December 31, 2001, the Partnership's future minimum rental commitments based upon the terms (including escalation costs) under noncancelable leases, which have an initial or remaining term of one year or more, were as follows (in thousands):

	Amount
Year:	
2002	$ 534
2003	507
2004	507
2004	503
2006	503
Thereafter	80
Total lease commitments	2,634
Less sublease commitments	(962)
Net lease commitments	$ 1,672

The Partnership is a defendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the Partnership's financial position.

6. Benefits

The Parent sponsors a 401(k) plan which covers substantially all of the full-time employees of the Partnership through the indirect parent, Hill Thompson Group Ltd. As of October 31, 2001, RBC Dain Rauscher has undertaken steps to merge the plan with the other affiliated organizations and companies. The plan includes employee contributions and standard matching contributions by the Partnership subject to certain limitations. In addition, the Partnership may contribute additional amounts to the plan, determined annually by the General Partner. Employer contributions to the plan for the period January 1, 2001 to October 31, 2001 was $60,384 including an additional match by the employer in the amount of $18,047, and $7,741 to the plan of RBC Dain Rauscher for the period November 1, 2001 to December 31, 2001.

7. Financial Instruments

Substantially all of the Partnership's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including securities sold, not yet purchased, and certain payables are carried at fair value or contracted amounts approximating fair value.

8. Stock Options and Stock Awards

The Partnership's stock based compensation expense for the year ended December 31, 2001 is reflected in the partners' capital. This Statement of Financial Condition does not reflect any other adjustments arising from RBC's purchase of TAS.

9. Off-Balance Sheet Risk and Concentration of Credit Risk

The Partnership, as an introducing broker-dealer, clears substantially all of its customers' transactions on a fully disclosed basis with a clearing broker and promptly transmits all funds and securities to the clearing broker. The Partnership has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Partnership. At December 31, 2001, there were no amounts to be indemnified to the clearing broker for these customer accounts.

9. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Partnership is a market maker in a number of securities and in this capacity may have significant positions in its inventory or be required to purchase significant positions in a volatile market. In order to control this risk, security positions are monitored on at least a daily basis, and there are regulatory guidelines that limit the obligations of the market maker to purchase the securities in a volatile market. Should the Partnership find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the positions sold.

The Partnership, as a part of its normal market-making activities, assumes short positions in its inventory. The establishment of short positions exposes the Partnership to off-balance-sheet risk in the event prices increase, as the Partnership may be obligated to acquire the securities at prevailing market prices. At the December 31, 2001, the Partnership has recorded these obligations in the Statement of Financial Condition at fair value.

The Partnership seeks to control off-balance-sheet risk by monitoring the market value of securities held including concentrations in particular securities.

The Partnership has cash at a bank in excess of federally insurable limits and is exposed to the credit risk resulting from this concentration of cash.

10. Related Party Transactions

During March 2001, TAS pushed down approximately $6.8 million of stock-based retention payments to the Partnership and recorded an offsetting non-cash contribution to capital. This transaction resulted from the October 1999 purchase of Hill, Thompson, Magid & Co., Inc., by TAS. These retention costs are being amortized on a straight line basis over the remaining retention period. At December 31, 2001, the balance of retention costs of approximately $4.2 million is included in other assets on the Statement of Financial Condition.